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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                                 SCHEDULE 13G

                       Under the Securities Exchange Act
                                    of 1934

                           (AMENDMENT NO. ________)


                        Wilsons The Leather Experts Inc.
                      -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                      -----------------------------------
                         (Title of Class of Securities)

                                  972463 10 3
                      -----------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  972463 10 3                   13G                   PAGE 2 OF 5 PAGES
----------------------                                         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joel N. Waller

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            998,961.2

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          108,000.0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             998,961.2

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          108,000.0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,106,961.2
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

Item 1.

     (a) Name of Issuer

         Wilsons The Leather Experts Inc.

     (b) Address of Issuer's Principal Executive Offices

         7401 Boone Avenue North
         Brooklyn Park, Minnesota 55428

Item 2.

         (a) Name of Person Filing

             Joel N. Waller

         (b) Address of Principal Business Office or, if None, Residence

             7401 Boone Avenue North
             Brooklyn Park, Minnesota 55428

         (c) Citizenship

             United States

         (d) Title of Class of Securities

             Common Stock, $.01 par value

         (e) CUSIP Number

             972463 10 3

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:


         (a) / / Broker or Dealer registered under section 15 of the Act

         (b) / / Bank as defined in section 3(a)(6) of the Act

         (c) / / Insurance Company as defined in section 3(a)(19) of the Act

         (d) / / Investment Company registered under section 8 of the Investment Company Act

         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1(b)(1)(ii)(F)

         (g) / / Parent Holding Company, in accordance with
                 (S) 240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) / / Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

             Not Applicable

Item 4.  Ownership

         (a) Amount Beneficially Owned

             1,106,961.2

         (b) Percent of Class

             11.6%

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote

                 998,961.2

            (ii) shared power to vote or to direct the vote

                 108,000.0

           (iii) sole power to dispose or to direct the disposition of

                 998,961.2

            (iv) shared power to dispose or to direct the disposition of

                 108,000.0

     See Item 6 for further information regarding the nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The shares listed in Item 4 include (i) 100,000 shares of Common Stock owned by the Waller Family Limited Partnership (the "Partnership"), (ii) 3,000 shares of Common Stock owned by Mr. Waller's spouse and Mr. Waller's mother jointly (the reporting person disclaims beneficial ownership of such shares),
(iii) 1,000 shares of Common Stock owned by Mr. Waller's spouse (the reporting person disclaims beneficial ownership of such shares), (iv) 3,000 Redeemable Warrants owned by Mr. Waller's spouse and Mr. Waller's mother jointly (the reporting person disclaims beneficial ownership of such Redeemable Warrants), and (v) 1,000 Redeemable Warrants owned by Mr. Waller's spouse (the reporting person disclaims beneficial ownership of such Redeemable Warrants). The Redeemable Warrants are currently fully exercisable.

     Mr. Waller and Mr. Waller's spouse are the general partners of the Partnership. The Partnership has the right to receive dividends from, and the proceeds of the sale of, the shares of Common Stock held by it.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         Not Applicable


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        February 3, 1998
                                              ----------------------------------
                                                             Date

                                                      /s/ Joel N. Waller
                                              ----------------------------------
                                                          Signature

                                                        Joel N. Waller
                                              ----------------------------------
                                                             Name